P.O. Box 30013
Raleigh, NC 27622
Telephone: 919.783.4603
Fax: 919.783-4535
Email: roselyn.bar@martinmarietta.com
Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary
December 9, 2008
Mr. H. Roger Schwall
Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:      Martin Marietta Materials, Inc.
Dear Messrs. Schwall and Delaney:
On behalf of Martin Marietta Materials, Inc. (the “Company”), we respond to the comments of the Staff of the Commission contained in your letter dated October 31, 2008 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 (the “2007 Form 10-K”), the Form 10-Q for the period ended June 30, 2008 (the “2008 Quarterly Report”), and the Schedule 14A filed April 22, 2008 (the “Schedule 14A”). The Company’s responses to the Staff’s comments are set forth below under “Response” and correspond to the numbered comments in the Staff’s letter, which are also included below.
We would like to point out that both in the Company’s reviewed filings and in our attached responses, the Company has provided information related to management’s sensitivity analysis that management believes is helpful to the reader and makes more transparent the financial statements of the Company, but is not indicative of management’s judgment as to the materiality of such information.

COMMENTS AND RESPONSES
Form 10-K for the Fiscal Year Ended December 31, 2007
Risk Factors and Forward-Looking Statements, page 16
1.
In the fourth paragraph on page 16, you state: “Factors that the Company currently believes could cause its actual results to differ materially from those in the forward-looking statements include, but are not limited to, those set out below.” In the last paragraph on page 22, you state: “[i]t is not possible to predict or identify all such factors...the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Other factors besides those listed may also adversely affect the Company and may be material to the Company.” Please revise this language and state explicitly that you have included all known material risks in your discussion. Also use the precise caption for this section that Item 1A of Form 10-K specifies.

RESPONSE TO COMMENT 1:

In the Company’s Form 10-K for the year ending December 31, 2008, management will revise the penultimate paragraph of Item 1A to read as follows. The underlined language represents the disclosure that will be added in response to the Staff’s request:

Investors are also cautioned that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Other factors besides those listed may also adversely affect the Company and may be material to the Company. The Company has listed all known material risks it considers relevant in evaluating the Company and its operations. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. These forward-looking statements are made as of the date hereof based on management’s current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events, or otherwise.

The Company will revise the heading to Item 1A from “RISK FACTORS AND FORWARD-LOOKING STATEMENTS” to “RISK FACTORS” for its Form 10-K for the year ending December 31, 2008.

Controls and Procedures, page 30
2.
Please confirm that you evaluated your disclosure controls and procedures based on the definition in Exchange Act Rule 13a-15(e). In this respect, confirm, if true, that your disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please review disclosure in future filings to clarify that your definition of disclosure controls and procedures is consistent with the definition in Exchange Act Rule 13a-15(e).

RESPONSE TO COMMENT 2:

Management confirms that its evaluation of the Company’s disclosure controls and procedures was based on the definition in Exchange Act Rule 13a-15(e).

The Company will add the following paragraph to Item 9A in its Form 10-K for the year ending December 31, 2008:

The foregoing evaluation of the Company’s disclosure controls and procedures was based on the definition in Exchange Act Rule 13a-15(e), which requires that disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits with the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

3.
Please review your disclosure to address any changes in internal control over financial reporting, identified in connection with your evaluation of disclosure controls and procedures, which occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

RESPONSE TO COMMENT 3:

The Company will add language to Item 9A to comply with Item 308(c) of Regulation S-K. Assuming there are no changes during the quarter ending December 31, 2008, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company will include the following language to Item 9A in the Form 10-K for the year ending December 31, 2008:

There were no changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit 13.01
Statements of Shareholders’ Equity, page 12
4.
We note you recorded the amount of the repurchases of your common stock that was in excess of the value of additional paid-in capital against retained earnings. Please clarify how your allocation of the excess purchase price over par complies with paragraph 12.a.i of APB 6, and provide us with the analysis which supports your allocation.

RESPONSE TO COMMENT 4:

The Company is incorporated in North Carolina and under the law of that state, all shares repurchased are considered retired (i.e., the repurchased shares become authorized but unissued shares). North Carolina law does not provide for treasury shares. When the Company repurchases shares, the excess of the purchase price of the repurchased shares over par value is used to reduce additional paid-in capital. If the balance in additional paid-in capital is exhausted, any additional amount is recognized as a reduction in retained earnings. The Company believes that this is in accordance with generally accepted accounting principles for the following reasons:

Topic C23 section 102 of the FASB’s current text addresses the accounting for the retirement of an enterprise’s capital stock. This section is set out below:

If an enterprise’s [capital] stock is retired or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws):

a. An excess of purchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. The portion of the excess allocated to additional paid-in capital shall be limited to the sum of (1) all additional paid-in capital arising from previous retirements and net “gains” on sales of treasury stock of the same issue and (2) the pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, etc., on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that an enterprise can always capitalize or allocate retained earnings for such purposes [APB6, ¶12(a)] or may be reflected [entirely as a deduction from] additional paid-in capital. [ARB43, ch1B, ¶7] (emphasis added).

b. An excess of par or stated value over purchase price shall be credited to additional paid-in capital. [APB6, ¶12(a)]
Further, paragraph 7 of ARB 43 states:

There is general agreement that the difference between the purchase price and the stated value of a corporation’s common stock purchased and retired should be reflected in capital surplus. Your committee [Executive Committee, American Institute of Accountants] believes that while the net asset value of the shares of common stock outstanding in the hands of the public may be increased or decreased by such purchase and retirement, such transactions relate to the capital of the corporation and do not give rise to corporate profits or losses.

Further, paragraph 10 of ARB 43 states:
[The Executive Committee] does not believe that, as a broad general principle, such transactions should be reflected in earned surplus (either directly or through inclusion in the income account).

ARB 43 taken together with APB 6 allows for a company to select from one of several alternatives in the recognition of transactions in which the purchase price of retired shares exceeds their par value. In amending ARB 43, APB 6 indicates that the accounting practices set out in Chapter 1B continue to be acceptable. We agree that when a company’s policy is to allocate the difference between the purchase price and par value to additional paid-in capital and retained earnings it must follow the allocation methodology set out in APB 6. However, the language above is clear in allowing the company to recognize the entire excess of the purchase price over the par value in additional paid-in capital and this has been the Company’s policy. The Company, however, does not believe that additional paid-in capital can be a negative amount and, when the additional paid-in capital is reduced to zero, any additional amounts are recognized in retained earnings. While this specific situation may not have been contemplated when ARB 43 or APB 6 were issued, the Company believes that this treatment is appropriate.

Notes to Financial Statements, page 13
5.
We note on your Statements of Earnings that you report “Freight and delivery revenues” in both revenues and cost of revenues, reflecting transactions in which you arrange for the shipping with a third party, and then charge the freight cost to your customers. However, though it appears you have made a decision to classify the corresponding shipping and handling costs as part of “cost of revenues,” you have not provided the disclosure of this accounting policy decision in your “Accounting Policies” disclosures, as required by Issue 2 of EITF 00-10 and pursuant to APB Opinion 22. Please include in your future filings.

RESPONSE TO COMMENT 5:

The Company will include the following disclosure in Note A — Accounting Policies in the 2008 Annual Report to Shareholders.

Freight and Delivery Costs. Freight and delivery costs represent pass-through transportation costs incurred and paid to third-party carriers by the Company to deliver aggregates products to customers. These costs are then billed to the Company’s customers.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Controls and Procedures, page 38
6.
We note your statement that there have been no “significant changes in...internal controls or in other factors that could significantly affect the internal controls subsequent to June 30, 2008.” Please revise your disclosure to comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This comment is also applicable to the disclosure on page 32 of your Form 10-Q for the fiscal quarter ended March 31, 2008.

RESPONSE TO COMMENT 6:

The Company will modify the language contained in Item 4 to comply with Item 308(c) of Regulation S-K. Assuming there are no changes during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company will include the following language in Item 4, beginning with the quarter ending March 31, 2009.

Item 4. Controls and Procedures

As of [quarter ended date], an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and the operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective as of [quarter ended date]. There were no changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Schedule 14A Filed April 22, 2008
Compensation Discussion and Analysis, page 22
The Use of Benchmarking Information, page 23
7.
You indicate in the first paragraph that the “group used for compensation purposes is broader than the peer group” used for performance chart purposes. You also refer to data prepared by Watson Wyatt. Please revise to clarify whether different companies were compared for purposes of determining the CEO’s compensation or whether there is only one “group used for compensation purposes.” Similarly, clarify the composition of the group you reference in the second paragraph as being comprised of “the companies in the data” the Committee reviewed.

RESPONSE TO COMMENT 7:

The Compensation Committee of the Company used one peer group for benchmarking purposes for determining the compensation of the Chief Executive Officer and the other named executive officers, in addition to the other information that was considered. The Schedule 14A listed the companies that were in the peer group. In the Company’s future filings, to the extent the Company engages in benchmarking its compensation targets, the Company will clarify whether only one peer group or different companies were compared for compensation purposes. Similarly, the Company will clarify that the same peer group was used to compare annual base salaries to median compensation levels, to the extent it is applicable in future filings.

The Company notes that in the past, in addition to the peer group information, it has used for purposes of determining compensation broad market compensation surveys of companies with revenue in the range of $2 billion to $2.5 billion that are published by compensation consultants, as well as consideration of other factors.

The Company will modify the language in the first paragraphs under the heading The Use of Benchmarking Information on page 23 of the proxy statement, to the extent it is applicable and updated as appropriate in future filings, as follows. The underlined language represents the disclosure that will be added in response to the Staff’s request:

The Use of Benchmarking Information

The Committee reviews compensation information drawn from various sources, including proxy statements of a peer group of the following companies that we selected primarily from the Standards and Poors 1500 Basic Materials Index with other companies added to the group, that are in the aggregates, cement, natural resources and specialty chemical industries based on similarities in revenue and business characteristics: Albermarle Corporation, Arch Coal Inc., Bowater Inc. (through October 2007), Cabot Corporation, Cytec Industries Inc., Florida Rock Industries (through November 2007), FMC Corporation, Granite Construction Inc., Headwaters Inc., Louisiana Pacific Corp., Lubrizol Corp., Mosaic Company, Packaging Corp of America, Rinker Group Ltd. (through July 2007), RPM International, Inc., Sigma Aldrich Corp., Sonoco Products Co., Universal Forest Products Inc., Valspar Corporation and Vulcan Materials Company. Because the information in the proxy statements of these companies generally does not provide precise comparisons by position to our executive officers, the Committee also takes into consideration published independent compensation surveys of companies with revenue in the range of $2 billion to $2.5 billion as to median levels for each executive officer. As to the Chief Executive Officer’s compensation, the Committee reviews compensation information derived from both the peer group described above and the published surveys described in the preceding sentence, as well as the advice of Watson Wyatt. The peer group used for compensation purposes, which is described above, is broader than the peer group used by the Company for the five-year performance chart included in the 2007 Annual Report to Shareholders because the Committee believes that the Company’s direct competition for talent is broader than the companies that are included in the performance peer group.

In 2007, the Committee compared annual base salaries to the median compensation levels or the 50th percentile of executive officers performing similar job functions at the companies in both the peer group survey and published surveys described above that were reviewed. The same peer group survey was used to consider compensation for the Chief Executive Officer and the executive officers responsible for operations. The published surveys described above were used to consider compensation for the Chief Executive Officer and all the named executive officers...

Annual Bonus Compensation, page 25
8.
Disclose each of the “individualized target goals” to which you refer. In each case, set forth the “standard objective measures of financial performance” and the particular targets. See Item 402(b) of Regulation S-K; see also Instruction 4 to Item 402(b).

RESPONSE TO COMMENT 8:

The Company provided on page 25 of its proxy statement, and will continue to provide in future filings, a detailed description of the elements that are considered by the Company to determine the named executive officers’ annual bonus compensation. The disclosure outlines both the objective and subjective categories that are considered and the weightings of the established goals in the determination of the bonus amount. The disclosure also states that the Compensation Committee exercises its discretionary judgment on qualitative measures of performance in determining whether objectives have been met, and describes the types of qualitative measures that are considered.

The Company respectfully submits that further disclosure of each of the individualized target goals (the “Confidential Information”) would constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company and would not be material to an investor.

The Information is Commercial and Financial
The Company compensates eligible executives based in part on a combination of individualized targeted goals which are related to standard objective measures of financial performance. These goals and measures are integrated with the Company’s operations and production plans and its sales and projections. These plans and projections are developed as a result of collaboration throughout the Company. Ultimately, the overall strategy of the Company (including its manner of achieving the financial and commercial goals and measures) is comprised within the Company’s Long Range Operating Plan.

The Information is Confidential
As disclosed in our Schedule 14A proxy statement, “individualized targeted goals” and “standard objective measures of financial performance” are developed by the Committee and through confidential discussions with the eligible executives. The goals and measures are designed to align with the Long Range Operating Plan while being specific and tailored for the individual executive’s position and business unit. Depending on the Company’s strategic long-term approach to the competitive environment in the Long Range Operating Plan, these goals and measures could include matters relating to quarterly and annual revenues, inventory management, market segment sales, cost control and reduction opportunities, resolution of pending or threatened problems, personnel recruitment, reduction or retention, productivity and efficiency, and financial performance. Such goals and measures are the product of highly confidential business discussions and are reflected in the Long Range Operating Plan, which is itself highly confidential.

Because we believe disclosure of the Confidential Information (as with any contents of the Long Range Operating Plan) will cause substantial harm to the Company’s competitive position, we have carefully kept it confidential; the Confidential Information is not publicly known or available.

Instruction 4 to Item 402(b) of Regulation S-K instructs that the standard to apply in determining whether disclosure of certain information would cause competitive harm to the registrant is the same standard that applies when a registrant requests confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, which incorporates the criteria for non-disclosure when relying on the (b)(4) Exemption.[1] The federal courts have formulated a two-pronged test to determine whether certain information is confidential within the meaning of the (b)(4) Exemption; such information would be deemed confidential if its disclosure would have the effect of either: (1) impairing the government’s ability to obtain necessary information in the future or (2) causing substantial harm to the competitive position of the person from whom that information was obtained.[2]

     1 The grounds of the objection to disclosure under Rule 80 of Organization, Conduct and Ethics, and Information and Requests, the Commission’s rule adopted under the Freedom of Information Act, are that disclosure of the information would reveal “commercial or financial information” from the Company that is “privileged or confidential,” and such information may be kept non-public pursuant to the Freedom of Information Act (5 U.S.C. 552(b)(4)) and the parallel Commission regulation (17 C.F.R. 200.80(b)(4)) known as the “(b)(4) Exemption.”
     2 See National Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); National Parks and Conservation Ass’n. v. Kleppe, 547 F.2d 673, 676 (D.C. Cir. 1976). See also Westchester Gen. Hosp., Inc. v. Dep’t of Health, Education and Welfare, 434 F. Supp. 435, 437 (M.D. Fla. 1977); Miami Herald Pub. Co. v. United States Small Bus. Admin., 670 F.2d 610 (5th Cir. 1982); State of Utah, et al. v. United States Dep’t of the Interior, 256 F.3d 967 (2d Cir. 2001); Contract Freighters, Inc. v. Sec’y of United States Dep’t of Transp., 260 F.3d 858 (8th Cir. 2001).

Applying this test, the Company’s Confidential Information is “confidential” under the second prong of the test because, for the reasons described below, its disclosure would have the effect of causing substantial harm to the competitive position of the Company.

Substantial Competitive Harm from Disclosure of the Information
The Company’s industry is highly competitive in many aspects including reserves locations, products, customers, suppliers, transportation availability and recruitment of employees. Disclosure of the Confidential Information will provide the Company’s competitors with clear signals about the Company’s strategies; in short, our competitors will have a window into many aspects of our Long Range Operating Plan. Disclosure of the Confidential Information puts the Company at a competitive disadvantage because, as seen in the examples listed below, it will provide insights into the Company’s perceived strengths and weaknesses, its efforts to identify and exploit opportunities and its top strategic objectives. Like the Long Range Operating Plan to which it is related, the Confidential Information contains highly sensitive indications of how the Company plans to be a long term success in the industry. Listed below are some examples of the competitive harm which could result from disclosure of the Confidential Information.

Example 1 — Goals and Measures regarding Earnings — When determining earnings targets, the Company considers production plans and operational improvements as well as projections of customer volume and pricing. If we were to disclose our production plans and operational improvements and they show a heavy concentration in a particular area we would in essence be informing our competitors where we think there is the most geographic opportunity. Similarly, if we disclose our projections for customer volume and pricing and they show a strong focus on, or shift between, particular market segments or customer groups then this would inspire our competitors to either defend or exploit such segments or groups. Disclosure of these goals and measures, even on an aggregate or an historic basis, would also likely result in competitors adjusting their long term approaches to markets, geography or capital investments. In these situations, disclosure of the Confidential Information would take away competitive advantages and thereby jeopardize our market share and revenue.

Example 2 — Goals and Measures regarding Cash Flow — Among other things, our cash-flow metrics relate to payment terms that we have negotiated with our customers and suppliers on a contract-by-contract basis. Such contractual negotiations and terms are highly sensitive and individualized matters, and disclosure of our actual cash-flow goals and measures could be detrimental to our negotiating position in several ways. If the reported cash-flow performance is higher than what we are seeking from a given party in payment terms, that party will perceive that others are receiving preferential payment terms and will demand similar terms. Disclosure of the goals and measures we set, even on an aggregate or an historic basis, would also likely result in similar demands from future contract parties, thereby thwarting any future efforts to further improve our cash-flow performance. Disclosure of our cash-flow goals and measures would result in our competitors having precise bases for undercutting our negotiations with potential contract parties. Furthermore, disclosure of our actual average cash-flow performance for past or current periods would provide our competitors with key insight into the payment terms and arrangements we have negotiated with existing contract parties in the past, providing them with leverage in their attempts to undermine these existing contract relationships. Disclosing our actual cash-flow performance, goals and measures (even on an aggregate or an historic basis) would result in extreme competitive harm to the Company.

Example 3 — Goals and Measures regarding Key Sales Metrics — When determining the Company’s overall sales plans, we use various market and industry projections to determine, among other things, (i) how the Company expects consumers to respond; (ii) how the Company perceives the industry will perform; (iii) the Company’s direct and indirect costs; and (iv) the profit margin expected by the Company. The Company does not have access to its competitors’ projections and allowing competitors access to ours puts us at a competitive disadvantage because a competitor, without having to disclose their own strategy, will be able to decipher the Company’s competitive strategy, cost structure and industry expectations. They would use this information to devise their own strategy, defend against the Company’s strategy and improve their customer access and commercial terms.

Example 4 — Goals and Measures regarding Key Production and Operations Metrics — Highly defined production and operations goals and measures have inherent business sensitivity because of the insight that they provide into the workings of the Company. These goals and measures are often unambiguously stated with explicit missions such as “ensure the attainment of ‘customer order x’ by ‘y date’”. These critical metrics are focused on the precise competitive challenges facing each particular executive and the Company’s strategic direction in responding to such challenges. These goals and measures, as well as the detailed and factual information about the Company that is necessarily communicated by them, could include matters such as these:

•	Entering, renewing or terminating contracts with specified customers or suppliers;

•	Obtaining certain approvals and authorizations from governmental bodies;

•	Acquisitions or sales of specific businesses or assets;

•	Investigation or negotiation of financings for equipment or property;

•	Investigation or resolution of sensitive environmental or safety concerns;

•	Implementation or improvement of management, quality or information systems;

•	Resolution of sensitive disputes and avoidance of potential disputes.

If our customers and suppliers were to learn these goals and measures, then they would know the extent to which our executives are expected to perform in competitive contract negotiations with them and the Company’s competitive position would suffer a huge detriment. Goals and measures such as these reveal even greater detail regarding aspects of strategic planning and tactics than purely financial goals and measures.

Example 5 — Further Impact from Disclosure of Goals and Measures — In addition to the foregoing detrimental impacts, there is another type of harm that could result from such disclosure. The Company’s long-term success depends not only on the performance of our executives but also on our ability to retain their services over time; this in turn enables us to formulate and execute the Company’s competitive strategies within its Long Range Operating Plan. Disclosure of the individual goals and measures of our executives will identify “high-performers” to our competitors and grant them an unfair advantage in negotiating with those executives’ agreements that utilize different goals or measures which may increase the likelihood of higher levels of compensation. Competition for highly-skilled executives is already intense and, if the Confidential Information were made available to our competitors, we may not be successful in attracting or retaining them on terms acceptable to us and the result would be that our ability to execute our Long Range Operating Plan is seriously compromised.

The Confidential Information has been applied within the Company’s compensation process in very large part because it is so strongly linked with the Company’s strategy and its Long Range Operating Plan. As the foregoing examples demonstrate, the disclosure of the Confidential Information (whether for completed, current or future periods) would telegraph to the Company’s competitors, customers, suppliers and other third parties important non-public information about the Company’s current and future strategies which, in turn, would significantly harm our financial condition and, eventually, degrade our shareholder value. We respectfully submit to the Staff that the Company’s non-disclosure of the Confidential Information is justified in light of the substantial competitive harm that such disclosure may cause.

* * * * *
The Company believes that the changes proposed to be made in response to the Staff’s comments are not material to the Company’s 2007 Form 10-K, the 2008 Quarterly Report or the Schedule 14A. The Company respectfully submits that it would be most practical to implement the responses to the Staff’s comments prospectively by including the changes and disclosures discussed above in its Annual Report on Form 10-K for the year ending December 31, 2008, which will be filed with the Commission on or before March 2, 2009.
In accordance with the Staff’s comments in your letter dated October 31, 2008, the Company hereby states the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you need any further information or if you would like to discuss any of these matters further. You can contact me directly at 919-783-4603.
Very truly yours,
/s/ Roselyn R. Bar
Roselyn R. Bar
Cc:
Christopher J. White
Tracey L. McNeil